                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(a)


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)




                            ELECTROPHARMACOLOGY, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                     286128
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                                 (CUSIP Number)


                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                         One S.E. 3rd Avenue, 28th Floor
                      Miami, Florida 33131; (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 17, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D



--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NORTON HERRICK
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                       (b)[X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                               [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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                                    7     SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY               8     SHARED VOTING POWER
           OWNED BY
             EACH                         1,623,950 (see Item 4)
           REPORTING                --------------------------------------------
            PERSON                  9     SOLE DISPOSITIVE POWER
             WITH
                                          -0-
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER

                                          1,623,950 (see Item 4)

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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,623,950
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [X]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.95%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           IN
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


                                  SCHEDULE 13D





         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This statement is an amendment of the
Schedule 13D dated November 13, 1995, as amended by Amendment No. 1 to Schedule 13D dated October 15, 1996, as amended by Amendment No. 2 to Schedule 13D dated June 5, 1997, as amended by Amendment No. 3 to Schedule 13D dated September 9, 1997 and as amended by Amendment No. 4 to Schedule 13D dated August 24, 1998 (collectively, the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 4   PURPOSE OF TRANSACTION

         Item 4 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

         On February 17, 2000, Mr. Herrick gifted an aggregate of 270,000 shares of the Common Stock in equal amounts to each of his three sons. The fair market value on the date of the gift was $0.1875 per share. Copies of the Acknowledgment of Gift of Stock executed by Mr. Herrick in connection with each of the gifts described herein are attached hereto as Exhibits 13, 14 and 15.

                                  SCHEDULE 13D



ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

        (a) and (b) As of February 17, 2000, Mr. Herrick may be deemed to beneficially own, on an individual basis before attribution of shares which may be deemed beneficially owned by Mr. Herrick as part of a "group" as described below, 1,623,950 shares of Common Stock representing approximately 9.95% of the issued and outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 16,318,325 shares of Common Stock issued and outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 1999). Except as described in Item 4 above, Mr. Herrick has the sole power to vote and the sole power to dispose of the 1,623,950 shares of Common Stock which he beneficially owns.

        To the extent that Mr. Herrick may be deemed to be a member of a "group" with the EPHI Group, the HTD Group and the Gemini Group pursuant to Rule 13d-5 under the Exchange Act, Mr. Herrick may be deemed to beneficially own the shares of Common Stock currently beneficially owned by (a) the EPHI Group consisting of: Mr. Saloff (259,199 shares of Common Stock and options exercisable within 60 days of the date hereof to purchase 134,286 shares of Common Stock), Mr. Feldman (895,410 shares of Common Stock and options exercisable within 60 days of the date hereof to purchase 22,500 shares of Common Stock) and Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC (571,039 shares of Common Stock); (b) the HTD Group consisting of: Mr. Sen (2,278,394 shares of Common Stock and options exercisable within 60 days of the date hereof to purchase 361,966 shares of Common Stock), Mr. Kaput (1,339,694 shares of Common Stock) and Mr. Kneipper (1,339,694 shares of Common Stock); and (c) the Gemini Group, the members of which do not currently beneficially own any shares, but will have the right to convert certain partnership units in the Partnership into Common Stock beginning on June 18, 1998, for which Mr. Herrick shares voting power pursuant to the Master Agreement described in Item 4 above. As of February 17, 2000, the 7,202,182 shares of Common Stock beneficially owned by the EPHI Group and the HTD Group, together with the 1,623,950 shares of Common Stock beneficially owned by Mr. Herrick described above, represent approximately 54.1% of the issued and outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 16,318,325 shares of Common Stock issued and outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 1999, plus the 134,286 shares of Common Stock issuable to Mr. Saloff upon exercise of certain options, plus the 22,500 shares of Common Stock issuable to Mr. Feldman upon exercise of certain options and plus the 361,966 shares of Common Stock issuable to Mr. Sen upon exercise of certain options, in each case which may be deemed to be beneficially owned by such persons and which are deemed outstanding for purposes of this computation). Mr. Herrick shares voting and dispositive power of the shares of Common Stock beneficially owned by the EPHI Group and the HTD Group as described in Item 4 above, but has no other rights with respect to such shares and disclaims beneficial ownership of such shares and the existence of a "group."

        (c) Except as described in Item 4, Mr. Herrick has not affected any transactions in the securities of the Issuer during the past 60 days.

                                  SCHEDULE 13D



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

        Reference is made to each of the Acknowledgments of Gift of Stock described in Item 4 above.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 of the Original Schedule 13D is hereby amended by adding the following additional exhibits:

Exhibit 13: Acknowledgment of Gift of Stock to Howard Herrick, dated February 17, 2000.

Exhibit 14: Acknowledgment of Gift of Stock to Michael Herrick, dated February 17, 2000.

Exhibit 15: Acknowledgment of Gift of Stock to Evan Herrick, dated February 17, 2000.

                                  SCHEDULE 13D





                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: March 23, 2000                                    /s/ Norton Herrick
                                                         -----------------------
                                                          NORTON HERRICK